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To Our Stockholders:

  On behalf of the Board of Directors, I am pleased to inform you that Sequoia Software has entered into a merger agreement with Citrix Systems, Inc. Under the terms of the merger agreement, a subsidiary of Citrix has commenced a tender offer to purchase all of the shares of Sequoia's common stock for $5.64 per share in cash. The offer is subject to, among other things, the tender of at least a majority of the shares, determined on a fully diluted basis. The tender offer, if successfully completed, will be followed by a merger in which each Sequoia share not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

  After careful consideration, your Board of Directors has approved the merger agreement, the offer and the merger and determined that the offer and the merger are advisable and fair to, and in the best interests of, Sequoia and its stockholders. The Board recommends that you accept the offer and tender your shares pursuant to the offer. In arriving at its recommendation, the Board considered a number of factors, as described in the attached Solicitation/Recommendation Statement, including the opinion of Lehman Brothers, Sequoia's financial advisor, to the effect that the consideration to be received by the holders of Sequoia common stock in the offer and the merger is fair to such stockholders from a financial point of view.

  Enclosed is the Offer to Purchase, together with related materials, including the Letter of Transmittal to be used for tendering shares. These documents describe the terms and conditions of the offer. We urge you to read carefully the attached Solicitation/Recommendation Statement and other enclosed materials.

                                          Sincerely,

                                          /s/ Richard C. Faint, Jr.
                                          Richard C. Faint, Jr.
                                          CHIEF EXECUTIVE OFFICER